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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               (Amendment No. 3)

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                            TRANSCO ENERGY COMPANY
                           (Name of Subject Company)

                            TRANSCO ENERGY COMPANY
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $.50 Per Share
                 (and Associated Common Stock Purchase Rights)
                        (Title of Class of Securities)

                                   89353210
                     (CUSIP Number of Class of Securities)

                             David E. Varner, Esq.
             Senior Vice President, General Counsel and Secretary
                            Transco Energy Company
                                 P.O. Box 1396
                              2800 Post Oak Blvd.
                            Houston, Texas  77251
                                (713) 439-2388
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notice and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:

                            Eric S. Robinson, Esq.
                        Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                           New York, New York  10019
                                (212) 403-1000


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          This Amendment No. 3 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 of Transco Energy Company, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on December 16, 1994, as amended (as amended, the "Schedule 14D-9"), relating to the tender offer made by The Williams Companies, Inc., a Delaware corporation, disclosed in a Tender Offer Statement on Schedule 14D-1 dated December 16, 1994, as amended, to purchase up to 24,600,000 shares of the Company's common stock, par value $.50 per share, and the associated common stock purchase rights.

1.   Item 8(e) is hereby amended by adding the following:

     On or about December 27, 1994, a complaint was filed in the Court of Chancery, in and for New Castle County, State of Delaware, entitled Diovanni v. Desbarres, et al., C.A. No. 13941. The complaint in Diovanni
     ---------------------  -- --                                    --------
     names as defendants the Company and its directors, and makes allegations that are, in substance, similar to those made in the other complaints described herein. The Diovanni complaint seeks substantially the same
                           --------
     relief sought in the other actions described herein. Defendants expect that the Diovanni action will be consolidated with such actions.
         --------

2.   Item 8 is hereby amended by adding the following:

     (f)  Regulatory Matters.

          At 11:59 P.M., New York City time, on January 3, 1995, the waiting period required under the HSR Act expired.

     (g)  Amendments to Credit Agreements.

          The Company and the banks parties thereto have executed amendments dated as of December 12, 1994 to each of the Amended and Restated Credit Agreement dated as of December 31, 1993, as amended, among the Company, the Banks named therein, Citibank, N.A. as Agent and Bank of Montreal as Co-Agent, and the Reimbursement Agreement dated as of December 31, 1993, as amended, among the Company, the Banks named therein and Bank of Montreal as Agent and Issuing Bank, relating to the Merger Agreement and the Stock Option Agreement and the transactions contemplated thereby. Copies of each of the amendments are attached hereto as Exhibits 30 to 33 and incorporated
                                                       --    --
     herein by reference.
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3.   Item 9 is hereby amended and supplemented by adding the following exhibits:

               (29) Anthony Diovanni v. DesBarres, et al., (Del. Ch.)(C.A. No. 13941).

               (30) Second Amendment Agreement dated as of December 12, 1994 among the Company, Citibank, N.A. and the lenders parties to the Amended and Restated Credit Agreement dated as of December 31, 1993, as amended, among the Company, the Banks named therein, Citibank, N.A. as Agent and Bank of Montreal as Co-Agent

               (31) Third Amendment Agreement dated as of December 12, 1994 among the Company, Citibank, N.A. and the lenders parties to the Amended and Restated Credit Agreement dated as of December 31, 1993, as amended, among the Company, the Banks named therein, Citibank, N.A. as Agent and Bank of Montreal as Co-Agent

               (32) Second Amendment to Reimbursement Agreement dated as of December 12, 1994 among the Company, Bank of Montreal and the lenders parties to the Reimbursement Agreement dated as of December 31, 1993, as amended, among the Company, the Banks named therein and Bank of Montreal as Agent and Issuing Bank

               (33) Third Amendment to Reimbursement Agreement dated as of December 12, 1994 among the Company, Bank of Montreal and the lenders parties to the Reimbursement Agreement dated as of December 31, 1993, as amended, among the Company, the Banks named therein and Bank of Montreal as Agent and Issuing Bank

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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                         TRANSCO ENERGY COMPANY


                                         By:  /s/ David E. Varner
                                            ---------------------
                                            Name:  David E. Varner
                                            Title: Senior Vice President,
                                            General Counsel and Secretary


Date:  January 6, 1995

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